EXHIBIT 99.1

INFOSYS TECHNOLOGIES LIMITED
Electronics City, Hosur Road
Bangalore 560 100 India
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362
October 11, 2006

Dear member,

You are cordially invited to attend the Extraordinary General Meeting of the members on Tuesday, November 7, 2006 at 9.00 a.m. at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.

The notice for the meeting containing the proposed resolutions is set out below.

If you need special assistance at the Extraordinary General Meeting because of a disability, please contact Mr. Charles Henry Hawkes, Associate Vice President - Facilities, Infosys Technologies Limited, Electronics City, Bangalore 560 100, India (Tel.: 91 80 2852 0261 Extn: 2250).

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

NOTICE

Notice is hereby given that an Extraordinary General Meeting of the members of Infosys Technologies Limited (hereinafter referred to as the "Company") will be held on Tuesday, November 7, 2006 at 9.00 a.m., at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, to transact the following business:

SPECIAL BUSINESS

1. To consider and if thought fit, to pass with or without modifications, the following as a SPECIAL RESOLUTION:

a) RESOLVED THAT subject to the approval, consent, permission and sanction of the Foreign Investment Promotion Board, Government of India, Reserve Bank of India, Ministry of Finance, Department of Company Affairs, Securities and Exchange Board of India and any other appropriate authorities, institutions or regulators as may be necessary and subject to such conditions as may be prescribed by any of them in granting any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as the 'Board,' which term shall be deemed to include any committee thereof) be and are hereby authorized on behalf of the Company, in accordance with Regulation 4B of the FEMA Notification No. 41/2001 dated March 02, 2001 and the Operative Guidelines for Disinvestment of shares by the Indian companies in the overseas market through issue of ADRs / GDRs as notified by the Government of India, Ministry of Finance vide Notification No. 15/23/99-NRI dated July 29, 2002, and published in the Reserve Bank of India Circular A.P. (DIR Series) Circular No. 52 dated November 23, 2002 (hereinafter referred to as the "Sponsored ADR Regulations"), to sponsor the issue of American Depositary Shares (hereinafter "ADSs") with Deutsche Bank Trust Companies America (hereinafter the "Overseas Depositary"), against existing Equity Shares of the Company deposited by the shareholders of the Company (hereinafter referred to as the "Equity Shareholders"), pursuant to an option given to all Equity Shareholders in terms of the Sponsored ADR Regulations, (hereinafter "Sponsored ADS Offering"), on such terms and conditions as the Board may in its absolute discretion deem fit, and to cause allotment to the investors in such foreign markets (whether institutions and / or incorporated bodies and / or individuals or otherwise and whether such investors are members of the Company or otherwise), and including by way of a Public Offering Without Listing, POWL in Japan of ADSs, by the Overseas Depositary, where each such ADSs shall represent one existing fully paid up Equity Share of par value Rs. 5/- per share, deposited pursuant to the Sponsored ADS Offering, and the size of the Sponsored ADS Offering shall not exceed 3,00,00,000 Equity Shares, including the over allotment option, if any, as decided by the company / underwriters.

b) RESOLVED FURTHER THAT the Company shall sponsor through the Overseas Depositary the issue of ADSs representing the underlying Equity Shares deposited pursuant to the Sponsored ADS Offering.

c) RESOLVED FURTHER THAT for the purpose of giving effect to the Sponsored ADS Offering or the allotment of the ADSs, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company, to do all such acts and to enter into agreements, deeds, documents and / or incur costs in connection with the Sponsored ADS Offering and to do things as it may at its discretion deem necessary or desirable for such purpose including without limitation, circulation of the Invitation to Offer to all the Equity Shareholders, filing a Registration Statement and other documents with the United States Securities and Exchange Commission (SEC) and any other regulator, including the Ministry of Finance in Japan, listing the securities on the Nasdaq Global Select Market and other foreign markets, if any, entering into underwriting, indemnification, escrow, marketing and depositary arrangements in connection with the Sponsored ADS Offering, as it may in its absolute discretion deem fit.

d)RESOLVED FURTHER THAT the pricing of the Sponsored ADS Offering be determined by the Underwriters, in accordance with the provisions of Regulation 4B (i) of the FEMA Notification No. 41/2001 dated March 02, 2001.

e) RESOLVED FURTHER THAT the Board be and is hereby authorized to determine all terms and conditions of the Sponsored ADS Offering, settle all questions, difficulties or doubts that may arise in regard to the Sponsored ADS Offering, offer or allotment of ADSs and in complying with the Sponsored ADR Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

f) RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of its powers conferred to any committee of directors or Chief Executive Officer or any Executive Director or Directors or any other Officer or Officers of the Company to give effect to these aforesaid resolutions.

Registered office: Electronics City Hosur Road Bangalore 560 100, India	Registered office: By Order of the Board of Directors For Infosys Technologies Limited Parvatheesam K. Company Secretary
Bangalore October 11, 2006

NOTES

1. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is given below.

2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROxY TO ATTEND THE MEETING AND THE PROxY NEED NOT BE A MEMBER OF THE COMPANY. UNDER THE COMPANIES ACT, VOTING IS BY SHOW OF HANDS UNLESS A POLL IS DEMANDED BY A MEMBER OR MEMBERS PRESENT IN PERSON OR BY PROxY, HOLDING AT LEAST ONE-TENTH OF THE TOTAL SHARES ENTITLED TO VOTE ON THE RESOLUTION OR BY THOSE HOLDING PAID-UP CAPITAL OF AT LEAST RS. 50,000. A PROxY MAY NOT VOTE ExCEPT IN A POLL.

3. The instrument appointing the proxy should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

4. Members / Proxies should bring duly filled Attendance Slip sent herewith to attend the meeting.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

ITEM 1

The Reserve Bank of India (RBI) has notified in FEMA Notification No. 41/2001 dated March 02, 2001 the provisions for a company to sponsor an issue of American Depositary Shares with an Overseas Depositary against existing Equity Shares held by the Equity Shareholders of the Company. The Operative Guidelines issued by the Government of India, Ministry of Finance and the RBI following the aforesaid notification require the Company to obtain the approval of the members by special resolution to sponsor such an offering.

As per the Sponsored ADR Regulations, the program has to be sponsored by the Company and all expenses, including for any insurances obtained in connection with the Sponsored ADS Offering will be deducted from the proceeds and only the net amount will be paid to the Equity Shareholders whose shares have been accepted in the Sponsored ADS Offering. In the event the Sponsored ADS Offering is not concluded for any reason, all expenses incurred in connection with the Sponsored ADS Offering shall be borne by the Company.

The directors of the Company, to the extent of the Equity Shares held by them in the Company, if any, may be deemed to be interested in the aforesaid resolutions in Item 1, solely in their capacity as Equity Shareholders to whom the Sponsored ADS Offering proposed for the approval of the members, would provide an option to participate in, on a pari passu basis, along with all other shareholders of the Company.

The Board recommends all the resolutions contained in this Notice for the approval of the members.

The Registration Statement relating to these securities has not yet been filed with the United States Securities and Exchange Commission. Pursuant to U.S. rules and regulations, no securities may be sold nor offers to buy be accepted prior to the time the Registration Statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy registered securities nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction.

Registered office: Electronics City Hosur Road Bangalore 560 100, India	Registered office: By Order of the Board of Directors For Infosys Technologies Limited Parvatheesam K. Company Secretary
Bangalore October 11, 2006